X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL


06016592


SEC MAIL
RECEIVED
PROCESSING
SEP 05 2006
WASH. D.C.
213
SECTION

August 14, 2006

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the Consolidated Financial Statements and MD&A for X-Cal Resources as of June 30/06.

Sincerely,

X-CAL RESOURCES LTD.

Sharon MacLellan

Sharon MacLellan
/cw
+ encl

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

9/7

X-CAL RESOURCES LTD.

Interim unaudited
CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2006

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Smythe Ratcliffe Chartered Accountants, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

AUDITOR REVIEW

August 10, 2006

To the Shareholders of X-Cal Resources Ltd.

The Company's independent auditor has not performed a review of these interim financial statements for the period ended June 30, 2006, in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

X-Cal Resources Ltd.

"John M. Arnold"

John M. Arnold
Chief Financial Officer

X-Cal Resources Ltd.
Consolidated Balance Sheets

		June 30, 2006		March 31, 2006
Assets				
Current				
Cash and term deposits	$	4,545,135	$	1,289,270
Prepaid expenses and deposits		151,712		334,762
		4,696,847		1,624,032
Prepaid insurance (Note 3)		2,198,539		
Reclamation-commutation account (Note 3)		3,460,142		
Reclamation bonds (Note 3)		77,281		
Mineral property interests (Note 4)		23,650,973		20,158,750
Property and equipment (Note 5)		98,228		71,515
	$	34,182,010	$	21,854,297
Liabilities				
Current				
Payables and accruals	$	336,993	$	190,707
Reclamation and environmental obligations (Note 6)		1,032,727		468,949
		1,369,720		659,656
Shareholders' Equity				
Capital stock (Note 7)		46,529,188		33,809,188
Subscriptions received in advance				168,000
Share issuance costs		(373,685)		-
Contributed surplus (Note 7)		2,516,225		1,965,060
Deficit		(15,859,438)		(14,747,607)
		32,812,290		21,194,641
	$	34,182,010	$	21,854,297
Commitments (Note 10)				
Subsequent Events (Note 11)				

(See accompanying notes to the consolidated financial statements)

On behalf of the board:

"Shawn Kennedy" — Director

"John Arnold" — Director

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit

Three Months Ended		June 30, 2006		June 30, 2005
General and administrative expenses				
Accounting and audit	$	44,938	$	37,965
Amortization		7,074		7,215
Insurance		18,631		33,913
Investor relations		10,296		11,872
Shareholder communications		15,539		6,805
Legal		63,423		7,498
Office and other		27,315		30,563
Regulatory fees		34,606		9,080
Rent		13,773		10,936
Salaries and directors' fees and consulting		268,944		91,766
Stock-based compensation (Note 7)		432,765		-
Telecommunications		10,370		4,500
Travel		34,807		12,804
		982,481		264,917
Loss before other items		(982,481)		(264,917)
Other income (expenses)				
Foreign exchange		(149,302)		12,767
Interest and other income		10,792		33,326
Accretion expense -		-		(16,169)
Capital asset – gain (write-off)		9,160		-
Net loss		(1,111,831)		(234,993)
Deficit, beginning of period		(14,747,607)		(13,216,535)
Deficit, end of period	$	(15,859,438)	$	(13,451,528)
Loss per share	$	(0.013)	$	(0.003)
Weighted average number of common shares outstanding		85,329,532		76,135,255

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flows

Three Months Ended		June 30, 2006		June 30, 2005
Cash derived from (applied to)				
Operating				
Net loss	$	(1,111,831)	$	(234,993)
Non-cash items:				
Stock-based compensation		432,765		-
Amortization		7,074		7,215
Accretion expense – reclamation obligations		-		(22,339)
Changes in non-cash working capital balance:				
Prepaid expenses and deposits, payables and accruals		296,011		(86,334)
		(375,981)		(336,451)
Financing				
Shares issued for cash		9,352,000		-
Cost of share issuance		(373,685)		-
Cash Provided by Financing Activities		8,978,315		-
Investing				
Mineral property acquisition		(5,000,000)		-
Mineral property interests		(312,682)		(883,765)
Purchase of property and equipment		(33,787)		(1,713)
Cash Used in Investing Activities		(5,346,469)		(885,478)
Net increase (decrease) in cash		3,255,865		(1,221,929)
Cash and term deposits				
Beginning of period		1,289,270		4,310,404
End of period	$	4,545,135	$	3,088,475
Non-cash investing and financing activities:				
Stock-based compensation capitalized in mineral property interests	$	118,400	$	-
Shares issued for mineral property acquisition	$	3,200,000	$	-
Reclamation and environmental obligation	$	563,778	$	657,389
Accounts payable related to mineral property interests	$	112,460	$	-
Accounts receivable related to mineral property interests	$	79,137	$	-
Prepaid insurance and commutation account	$	5,735,961	$	-

(See accompanying notes to consolidated financial statements)

1. Nature of Operations and Basis of Presentation

X-Cal Resources Ltd. (the "Company") is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. There is no assurance that the Company will be successful in its search.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures, and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the Company to locate economically recoverable reserves, obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned subsidiary and its newly acquired 100% interest in the former New Sleeper Gold LLC joint venture which are accounted for using the proportionate consolidation method.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Interest income is accrued as earned on the term deposits at the stated rate over the term to maturity. The Company recognizes income on the sale of assets in accordance to sales agreements.

Translation of foreign currencies

Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and revenue and expenses are translated at average rates of exchange for the year. Translation gains and losses are included in the results of operations for the period.

2. Summary of Significant Accounting Policies (cont'd)

Cash and term deposits

The Company considers cash to include cash and short-term investments readily convertible into cash.

Mineral property interests

Mineral interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties that are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obliged to make the payment or to issue the shares.

When properties are acquired under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

Reclamation and environmental costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company has adopted the new standards for accounting for reclamation and environmental obligations as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110. Those standards require that the fair value of the Company's reclamation and environmental obligations be recognized in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization calculated over their estimated useful lives. All property and equipment is amortized on the straight-line method over 5 years.

Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

2. Summary of Significant Accounting Policies (cont'd)

Stock-based compensation

The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under the liability method future income tax assets and liabilities are computed on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using enacted income tax rates at each balance sheet date. Future income tax assets also include the benefit that may be derived from loss carry-forwards and unclaimed other deductions. The valuation of future income tax assets is reviewed annually and adjusted by a valuation allowance to reflect the estimated realizable amount.

Loss per share

Loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of in the money stock options and warrants are used to repurchase common shares at the average market price during the period. No exercise or conversion is assumed during the years in which a net loss is incurred as the effect is anti-dilutive.

Financial Instruments

(a) Fair value

The carrying values of cash and term deposits, deposits, accounts payable and accrued liabilities, reclamation and environmental obligations approximate their fair values because of the short-term maturity of these financial instruments.

(b) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(c) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

3. Comparative Figures

Due to the acquisition of the remaining 50% interest in the New Sleeper Gold LLC joint venture during 2006, certain 2005 comparative figures have not been reclassified to conform to the financial statement presentation adopted for 2006.

4. Mineral Property Interests

		2006		2005
Sleeper Gold Project – Nevada, USA	$	21,187,742	$	16,940,292
Mill Claims – Nevada, USA		2,421,848		2,215,613
Reese River		41,383		-
	$	23,650,973	$	19,155,906

On May 16, 2006 the Company acquired the remaining 50% interest in the Sleeper Gold Project from New Sleeper Gold Corporation. The 2005 comparative figures for the Sleeper Gold Project have not been reclassified as the Company owned 50% of the project during that period. 2005 includes among other things, prepaid insurance and reclamation bonds capitalized in the property, 2006 does not. The Company has reclassified the prepaid insurance: $2,198,539; and the reclamation-commutation account $3,460,142 in its 2006 financial statements.

Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. Also, the Company had an option to purchase the 50% interest of a joint venturer.

In January 2004, the Company purchased the interest of the former joint venturer, Kinross Gold Corporation, and formed a new joint venture with New Sleeper Gold Corporation to finance exploration of the property. Certain terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The Company contributed its interest in the Sleeper Gold Project to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied to:
  - i) US $4,000,000 to exercise the option to purchase the Kinross Gold interest in the properties;
  - ii) US $8,000,000 to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve of which US $5,300,000 was expended by March 31, 2004; the remaining US $2,700,000 was released subsequently and made available for exploration and general operating purposes; and
  - iii) the balance of US $8,000,000 for exploration and general operating purposes.

The Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture on May 16, 2006 by a cash payment of $5,000,000 and the issue of 10,000,000 shares of its common stock at a deemed value of $0.32 per share, representing an aggregate of $8,200,000 paid to New Sleeper Gold Corporation. The Company now owns 100% of New Sleeper Gold LLC.

(a) Certain claims of the Sleeper Gold Project are subject to royalty obligations to Leland York under a lease agreement. New Sleeper Gold LLC is obliged to make advance royalty payments of $3,000,000 payable at $50,000 per year. Any commercial production from those claims is subject to a 3% net smelter return that may be offset in full to the extent of royalties paid in advance. When $3,000,000 has been paid, the royalty will be reduced to 0.5%. New Sleeper Gold LLC has the right of first refusal to purchase the remaining 0.5% royalty at a price to be negotiated should the holder offer it for sale.

4. Mineral Property Interests (cont'd)

Mill Claims

The Mill claims were acquired by staking in 1992. The Company owns a 100% interest in this 720-acre group of 36 lode mineral claims.

On June 28, 2005, the Company entered into an option agreement with Placer Dome U.S., Inc. ("Placer"), which allowed Placer the right to purchase the company's Mill Creek Gold property, located in the Cortez Area, Lander County, Nevada for US $5,000,000. A non-refundable signing fee of US $50,000 paid to the Company initiated the agreement.

Placer had until January 16, 2006 to determine if they will pay US $5,000,000 for the Mill Creek Gold property. The agreement was terminated January 19, 2006.

Reese River

The Company has entered into a formal agreement with Placer Dome to jointly explore in the Reese River Pediment, three claim blocks totaling 3,000 acres located in Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has agreed to carry out and fully fund a minimum US $200,000 drilling program developed by both parties, prior to December 31, 2006. Placer Dome has a one time right to expend triple the Company's expenditures in years two and three to earn back a 51% interest in the properties.

5. Property and Equipment

June 30, 2006	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 155,016	$ 80,214	$ 74,802
Office equipment	96,841	74,779	22,062
Leasehold improvements	18,650	17,286	1,364
	$ 270,507	$ 172,279	$ 98,228

June 30, 2005	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 145,182	$ 85,223	$ 59,959
Office equipment	91,724	67,380	23,344
Leasehold improvements	18,650	16,439	2,211
	$ 255,556	$ 169,402	$ 86,514

6. Reclamation and Environmental Obligations

Subject to the laws and regulations relating to environmental matters, the Company may be held liable for future site restoration costs. On May 16, 2006 the Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture, a result of which is that it acquired 100% of the liability for the asset retirement obligation, $1,032.727 (2005 – 50%, $535,651)

7. Capital Stock

(a) Authorized:

Unlimited common shares without par value.

(b) Issued:

	Shares		Amount		Contributed Surplus
Balance, March 31, 2005	76,135,255	$	33,809,188	$	1,475,025
Stock-based compensation – options granted	-		-		490,035
Balance, March 31, 2006	76,135,255	$	33,809,188	$	1,965,060
Stock-based compensation – options granted	-		-		551,165
Issued for cash	23,517,001		6,584,760		-
Issued for cash	10,482,999		2,935,240		-
Property acquisition (deemed value)	10,000,000		3,200,000		-
Balance, June 30, 2006	120,135,255	$	46,529,188	$	2,516,225

(c) Stock options

The Company has a 10% rolling stock option plan under which directors, officers and other key employees and consultants to the Company and its subsidiaries may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 10% of the issued and outstanding common shares of the Company in aggregate (2005 - 7,500,000). Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

Summary of stock option activity:

	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	6,015,000	$ 0.45	5,155,000	$ 0.68
Granted	2,600,000	$ 0.35	-	-
Exercised	-	-	-	-
Expired	-	-	(90,000)	$ 0.68
Cancelled	-	-	-	-
Outstanding, end of period	8,615,000	$ 0.42	5,065,000	$ 0.68

7. Capital Stock (cont'd)

(c) Stock options (cont'd)

As at June 30, 2006, the Company had stock options outstanding and exercisable, enabling the holders to acquire shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,450,000	$ 0.47	December 6, 2006
50,000	$ 0.50	January 28, 2007
750,000	$ 0.80	March 11, 2007
225,000	$ 0.50	December 13, 2007
200,000	$ 0.45	April 1, 2008
640,000	$ 0.50	December 13, 2009
1,500,000	$ 0.33	February 16, 2009
1,200,000	$ 0.33	February 16, 2011
1,700,000	$ 0.35	May 31, 2011
900,000	$ 0.35	May 31, 2009
8,615,000		

(d) Warrants

Summary of share warrant activity:

	2006		2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of period	Nil	-	3,250,000	$ 0.72
Issued	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding, end of period	Nil		3,250,000	$ 0.72

(e) Stock-based compensation

The Company uses the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following assumptions for the three months ended June 30, 2006. No options were granted during the comparable period 2005:

	2006	2005
Risk-free rate of return	4.22%	-
Expected dividend yield	-	-
Expected stock price volatility	81.0%	-
Expected option life in years	4.31	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

7. Capital Stock (cont'd)

(e) Stock-based compensation (cont'd)

During the three months ended June 30, 2005, the compensation cost of stock options granted was $551,165, of which $432,765 was expensed and $118,400 was capitalized to mineral properties. Stock-based compensation was attributable as to directors - $385,787, employees and consultants - $165,378, (2005: Nil).

8. Related Party Transactions

The Company paid legal fees of $12,643 (2005 - $7,600) to a law firm of which a director of the Company is a partner. The Company paid an aggregate of $10,398 (2005 - $6,000) in consulting fees and expenses to a director and officer of the Company. The Company also paid a $150,000 bonus to a director and officer of the Company.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. *Segmented Information*

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the United States of America. All current exploration activities are conducted in Nevada, US. The net loss and assets identifiable with those geographic areas are as follows:

		2006		2005
Net loss				
Canada	$	(933,722)	$	(141,836)
USA		(178,110)		(93,158)
	$	(1,111,832)	$	(234,993)
Assets				
Canada	$	4,592,385	$	2,726,908
USA		29,589,625		19,986,924
	$	34,182,010	$	22,713,832

10. Commitments

(a) Office lease

The Company leases office space in Vancouver until July 31, 2007, under which it must pay $26,187 annually as its share of base rent and operating costs.

(b) Management agreements

The Company has a five-year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

10. Commitments (cont'd)

(b) Management agreements (cont'd)

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1st of each year, when such remuneration may be increased but not decreased. The remuneration for the President was increased during the period to $160,000 per annum from $120,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

11. Subsequent Events

The Company granted 20,000 incentive stock options to a consultant of the Company. The options are exercisable at $0.35 per share and expire July 28, 2009.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs
For the three months ended June 30, 2006 and 2005

	2006				2005			
	Sleeper Gold Project	**Pipeline Area - Mill Claims**	**Reese River**	**Total**	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Total
Mineral acquisitions and exploration expenditures, beginning of year	$ 17,717,872	$ 2,403,651	$ 37,227	$ 20,158,750	$ 22,647,442	$ 2,217,401	$ -	$ 24,864,843
Acquisition and holding costs incurred								
Advance royalties	-	-	-	-	-	-	-	-
Property acquisitions	8,200,000	-	-	8,200,000	-	-	-	-
	$ 8,200,000	$ -	$ -	$ 8,200,000	$ -	$ -	$ -	$ -
Exploration Expenditures								
Claim Staking	-	-	-	-	-	-	-	-
Consulting	223,772	11,486	1,707	236,965	3,891	5,095	-	8,986
Geology	-	-	-	-	365,195	-	-	365,195
Drilling & Assaying	8,830	-	-	8,830	275,569	3,445	-	279,014
Field expenses	47,690	-	-	47,690	171,009	1,910	-	172,919
Insurance	23,020	-	-	23,020	1,750	1,750	-	3,500
Geophysics & Geochemistry	-	-	-	-	106,666	293	-	106,959
Licenses and fees	58,876	314	1,773	60,964	-	5,544	-	5,544
Reclamation	-	-	-	-	-	-	-	-
Stock-based compensation	118,400	-	-	118,400	-	-	-	-
Office, wages, prof fees & travel expenses	125,913	6,397	676	132,986	31,940	41,750	-	73,690
	$ 606,501	$ 18,197	$ 4,156	$ 628,854	$ 956,020	$ 59,787	$ -	$ 1,015,807
Option payments received					-	(61,575)		(61,575)
Mineral property interests written off - acquisition		$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mineral exploration expenditures and interests before other costs (recoveries)	$ 26,524,373	$ 2,421,848	$ 41,383	$ 28,987,604	$ 23,603,462	$ 2,215,613	$ -	$ 25,819,075
Prepaid reclamation obligation insurance	-	-	-	-	1,202,173	-	-	1,202,173
Funds held by insurer for reclamation obligation	-	-	-	-	1,736,498	-	-	1,736,498
Deferred environmental cost	-	-	-	-	657,389	-	-	657,389
Acquisition/Joint Venture adjustment	(5,336,631)	-	-	(5,336,631)	(10,259,200)	-	-	(10,259,200)
Mineral interests, end of year	$ 21,187,742	$ 2,421,848	$ 41,383	$ 23,650,973	$ 16,940,322	$ 2,215,613	$ -	$ 19,155,935

MANAGEMENT DISCUSSION AND ANALYSIS
(for the three months ended June 30, 2006)

This interim Management Discussion and Analysis ("MD & A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the first quarter ending June 30, 2006 with those of the corresponding quarter of 2005. It is also an update to the Company's annual MD&A for the year ended March 31, 2006 and should be read in conjunction with the audited March 31, 2006 Consolidated Financial Statements and related Notes. The reader is encouraged to review the Company's financial statements in conjunction with this document copies of which are available on the SEDAR website: www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of August 10, 2006.

All references to "2006" refer to the three months ended June 30, 2006, and all references to "2005" refer to the three months ended June 30, 2005, unless otherwise noted.

General

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper and Mill Creek properties in Nevada, USA. The Company has entered into a letter agreement with Placer Dome to acquire a third Nevada gold project, the Reese River Pediment project.

The Company depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk, and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop our gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives.

The potential profitability of the Sleeper, Mill Creek, Reese River Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates and the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals, and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Sleeper Gold Property

Note: All references to years, 2006 – 2005 – 2004 refer to work programs carried out within the calendar year.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer (NWS.V) in return for providing initial funding to the New Sleeper Gold LLC joint venture ("Sleeper Joint Venture") (50% X-Cal/50% New Sleeper). A National Instrument 43-101-compliant technical report was been submitted by each party. The technical reports are available on SEDAR at www.sedar.com.

The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000 to explore the Sleeper Gold Project. The Sleeper Joint Venture company treasury was independent of both companies and managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation. The Sleeper Joint Venture was operated by a committee composed of members from each company. The work programs were managed by New Sleeper.

The Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture from New Sleeper Gold Corporation (now Reunion Gold Corporation) on May 16, 2006. The Company paid $5,000,000 CDN and delivered 10 million common shares at a deemed value of $0.32 per share ($3,200,000), with resale restrictions attached. The Company now owns 100% of New Sleeper Gold LLC.

The exploration program for the years 2004 and 2005 and early 2006, included drilling of 82,240 feet of core and and reverse circulation drilling in 2004, and 22,524 feet of drilling and reverse circulation drilling in 2005. Extensive exploration targeting studies and surveys were initiated and substantially completed late in the two year program and most of the study results and data modeling were completed after termination of the latest drilling program in August 2005. The results of the studies has established a better definition of exploration targets. The surveys are described in detail in the NI-43-101 Technical Report (March 2006) filed on SEDAR.

The Company assembled a panel of professionals to independently review the Sleeper Gold Project and to make recommendations for ongoing work. Two of the panel members, Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist provided the Company with their expert views in the form of "Observations on the Sleeper Gold Project, Nevada" by Dr. Jeffrey Hedenquist and a separate paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe. These papers are not NI-43-101 reports and should be considered a supplement to NI-43-101 documents for the project. The NI-43-101 Technical Report (March 2006) authored by Mr. Robert E. Thomason, M.Sc., L.Geo. and co-authored by Larry Kornze, B.Sc.,P.E. and Mr. Winthrop A. Rowe, M.Sc.,C.P.G. has also been completed and is available for review.

Both Dr. Sillitoe's report and the NI-43-101 Technical Report (March 2006) were filed on SEDAR. Dr. Jeffrey Hedenquists' report was not filed on SEDAR but can be found in it's entirety at the Company's website www.x-cal.com.

Readers are further encouraged to view the Company's news releases which include plan maps and assay results which are available on X-Cal Resources Ltd. web site at http://www.x-cal.com and on the SEDAR website at www.sedar.com.

Future Exploration

Exploration priorities for the Sleeper Gold Property are expected to focus on five priority mine scale targets located near the Sleeper Mine. All five of the priority targets occur along three structural corridors parallel to the Sleeper Mine historic mineralization. None of the five targets have been adequately tested or tested at all, in prior drill programs. Current and ongoing three-dimensional modeling of geochemical data, additional geophysical interpretations and refinements, and detailed compilation on Gemcom and Gocad will help set drilling priorities. However, the targets are well defined at present. Drill testing is to involve angled drill hole fences with overlap at bedrock depths. Drill orientation of these current targets is to be east-west to optimize crossing of key structural trends. Each target will have 2 to 4 drill fences to test the target concepts.

The Company is committed to the success of the Sleeper Gold Project. We see the potential of the Sleeper Gold District for new economic discoveries as described in Dr. Sillitoe's paper. A realistic exploration budget to address the targets in Dr. Sillitoe's paper with the objective of break-through discovery is estimated at US $15 million. The minimum next phase budget is estimated at US $5 million. (See Outlook – Future Expenditures below).

Mill Creek Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects are known to occur. The area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US$1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by X-Cal on the Mill Creek Property.

Richard Redfern, M.Sc., who is a qualified person as defined by NI-43-101, has provided the Company with a NI-43-101 Technical Report of the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a comprehensive view of the early stage gold project which is available for viewing on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

On June 29, 2005 the Company announced that it had entered into an option agreement with Placer Dome U.S. Inc., ("Placer Dome") (subsequently acquired by Barrick Gold), which gave Placer Dome a short-fused option to purchase the Company's Mill Creek Gold property. The option expired on January 16, 2006.

Two holes were attempted, neither of which reached their intended depths due to difficult drilling conditions. The Mill Creek drill targets described by X-Cal in its July 11, 2005 news release were not tested by the current work. The Plan of Operations application filed by X-Cal continues under review, and if approved, will allow for drill sites throughout the target areas and will facilitate the next phase of exploration.

Reese River Property

The Company has entered into a formal agreement with Placer Dome to jointly explore in the Reese River Pediment, three claim blocks totaling 3,000 acres located in Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has agreed to carry out and fully fund a minimum US $200,000 drilling program developed by both parties, prior to December 31, 2006. Placer Dome has a one time right to expend triple the Company's expenditures in years two and three to earn back a 51% interest in the properties.

SUMMARY

As part of financing plans for 2006 exploration, the Company will include budgets for both of its early stage, Cortez Area properties (Mill Creek/Goat Window and Reese River/Horse Mountain Window). However, the Sleeper Gold Project which is an advanced exploration project will remain the primary focus of the Company.

Snowbird Property

In 2004 the Snowbird property was sold to a private company (Omineca Gold Ltd.) by the Company for $1,600,000. The Company retains a 2% net smelter return royalty on the property until it receives $1,600,000 including annual cash payments and all advance royalty and net smelter return royalty payments. The Company also retains the right to reacquire any portions of the property that Omineca abandons that were previously owned by the Company.

Results of Operations

X-Cal is in the business of exploring for, and where warranted, developing gold property interests. The Company has no producing properties, and consequently no sales or revenues.

The following table summarizes selected financial data from the Company's financial information for the three months ended June 30, 2006 and 2005.

		2006		2005
Total revenue excluding foreign exchange	$	19,952	$	33,326
Net loss for the period	$	1,111,831	$	234,993
Loss per share	$	0.013	$	0.003
Cash and term deposits	$	4,545,135	$	3,471,412
Total assets	$	34,182,010	$	22,713,832
Total liabilities	$	1,369,720	$	881,147
Total shareholders' equity	$	32,812,290	$	21,832,685
Cash dividends per share	$	Nil	$	Nil

Included in the consolidated financial statements for 2006 is the Company's newly acquired remaining 50% interest in the New Sleeper Gold LLC ("NSG LLC") joint venture. Whereas in 2005, only the Company's 50% share of the net assets and expenses of NSG LLC were included.

For the three months ended June 30, 2006 X-Cal recorded a loss per share of $0.013 (2005: $0.003) based on a weighted average number of shares outstanding of 85,329,532 (2005: 76,135,255). Actual shares outstanding as at June 30, 2006 were 120,135,255 (2005: 76,135,255) representing a loss per share of $0.009 (2005: $0.003).

Interest income earned in the three months ended June 30, 2006 from cash and short-term monetary investments was $9,737 (2005 – $33,326) This decrease was due to lower cash balances on hand throughout the period in 2006 compared to 2005.

The following table outlines general and administrative expenditures attributable directly to the Company and those not capitalized in the property and attributable to NSG LLC. Financial *information for the three months ended June 30, 2006 and 2005.*

Three Months ended June 30,	**2006**			**2005**		
	X-Cal Resources Ltd.	NSG LLC 100% Interest	Total	X-Cal Resources Ltd.	NSG LLC 50% Interest	Total
	$	$	$	$	$	$
Accounting & Audit	44,938		44,938	31,647	6,498	37,965
Amortization	7,074		7,074	7,215		7,215
Investor Relations	10,296		10,296	50	11,822	11,872
Insurance	18,631		18,631		33,913	33,913
Shareholder communication	15,539		15,539	6,805		6,805
Legal	63,579		63,579	7,498		7,498
Office & other	10,874	16,285	27,159	19,285	11,278	30,563
Rent	11,547	2,226	13,773	5,318	5,618	10,936
Salaries & consultants & contractors	250,349	18,595	268,944	37,558	54,208	91,766
Stock based compensation	432,765		432,765			
Regulatory fees	34,606		34,606	9,080		9,080
Telecommunications	8,064	2,306	10,370	4,500		4,500
Travel	33,433	1,374	34,807	2,698	10,106	12,804
TOTAL	$941,695	$40,786	$982,481	$109,085	$155,832	$264,917

General and administrative expenses in 2006 for the three months ended June 30, 2006 were $982,481 (2005 - $264,917). The Company recorded an overall increase in costs due to stock based compensation $432,765 (2005: Nil); the increase in Salaries is due largely to a bonus paid to an officer of the Company of $150,000 and an increase in wages. 2006 increased, travel and investor relations are due to the Company's financing efforts during 2006. The increase in legal expenses is due to the closing of the Company's acquisition of NSG LLC.

For the three months ended June 30, 2006, X-Cal recorded an unrealized foreign exchange loss of $149,302 (2005 – gain of $12,767). This majority of this loss was generated by NSG LLC foreign exchange translation gain of $137,881 (2005: 13,622).

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

Summary of Quarterly Results

The following is a summary of unaudited quarterly financial information for the Company's three months ended June 31, 2006.

2007	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$9,737				$10,792
Net Loss	$1,111,831				$1,111,831
Loss per share	$0.013				$0.013

2006	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$33,326	$23,632	$35,143	$15,038	$107,139
Net Loss	$234,993	$379,324[1]	$278,389[1]	$638,366	1,531,072
Loss per share*	$0.003	$0.005	$0.004	$0.008	$0.02

2005	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$45,099	$47,523	$82,837	$3,267	$178,726
Net loss	$48,972	$558,961	$641,670	$538,939	$1,788,542
Loss per share*	$0.001	$0.007	$0.008	$0.007	$0.02

2004	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$7,540	$5,666	$5,136	$49,696	$68,038
Net Loss	$340,570	$145,142	$555,563	$691,382	$1,732,657
Loss per share**	$0.05	$0.002	$0.01	$0.005	$0.03

**Basic, **Basic and diluted*

[1] includes prior period adjustment for timing of expense recognition

While the information set out in the foregoing table is mandated by National Instrument 51-102, it is management's view that the variations in financial results that occur from quarter to quarter are not particularly helpful in analyzing the Company's performance. It is in the nature of the business of junior exploration companies that unless they sell a mineral interest for a sum greater than the costs incurred in acquiring such interest, they have no significant net sales or total revenue. Because the majority of our expenditures consist of exploration costs that are capitalized our quarterly losses usually result from costs that are of a general and administrative nature.

Significant variances in the Company's reported loss from quarter to quarter most commonly arise from three factors that are difficult to anticipate in advance or to predict from past results: (i) decisions to write off deferred exploration costs when management concludes that there has been an impairment in the carrying value of a mineral property, or the property is abandoned, (ii) the granting of incentive stock options, which results in the recording of amounts for stock-based compensation expense that can be quite large in relation to other general and administrative expenses incurred in any given quarter, and (iii) increased costs directly related to financing activities of the Company.

General and administrative expenses for the three months ended June 30, 2006 were $982,481 (2005 - $264,917). The increase in expenses is attributable to stock-based compensation recorded during the quarter $432,765 (2005 – Nil), costs associated with financing $43,729 (2005: Nil), increased legal costs due to closing of the acquisition of NSG LLC, $63,579 (2005: Nil), and a bonus of $150,000 included in salaries, consultants and contractors (2005: Nil).

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

Liquidity and Capital Resources

As at June 30, 2006, the Company had cash and short-term investments of $4,545,135 (2005 – $3,088,475). At June 30, 2006, the Company held $4,286,940 in guaranteed investment certificates, term deposits and on deposit with the Bank of Montreal. The Company also holds $3,232 in marketable securities (recorded at cost) (2005 – $2,277)

As at June 30, 2006, the Company had a working capital balance of $4,359,854 (2005 – $3,125,916). The increase in working capital reflects an increase in financing activities (2006: $9,520,000; 2005: Nil) however, the Company paid $5,000,000 in cash to acquire the additional 50% interest in the NSG LLC and the Company continues to be active in the exploration of its properties, with its priority in the exploration of the Sleeper Gold Property.

In 2006 the Company issued 34,000,000 common shares for gross proceeds of $9,520,000 (2005 - Nil) in private placements and issued an additional 10,000,000 shares at a deemed value of $3,200,000 for property acquisition purposes (2005 – Nil); no common shares were issued for the exercise of options (2005 – Nil) so the Company received no proceeds in 2006 (2005 – $Nil); and the Company had no shares issued for the exercise of warrants and accordingly received no proceeds (2005 – Nil).

Contractual property acquisition and holding costs for 2006 were $Nil (2005 – $50,000). Previously, future advance royalty payments due under the Sleeper Gold Project were paid by the joint venture; they will now be the sole responsibility of the Company.

Exploration and property costs in 2006 were $628,854 (2005 – $1,015,807). Of that amount $606,501 (2005 – $1,044,459) was incurred on the Sleeper Gold property. Additionally, $18,197 (2005 – $59,787) was spent on the Mill Creek Property. The Company has incurred nominal expenses on this property during the period. The Company further incurred $4,156 (2005 – Nil) on the newly optioned Reese River Property. Under the option the Company has committed to expending a minimum of US $200,000 in exploration activities on the property. The Company's current efforts are focused on the Sleeper Gold property.

Commitments

Office Lease

The Company leases office space in Vancouver until July 31, 2007, under which it must pay $26,187 annually as its share of base rent and operating costs.

Management Agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1st of each year, when such remuneration may be increased but not decreased. The remuneration for the President was increased during the period to $160,000 per annum from $120,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

Related Party Transactions

The Company paid legal fees of $12,643 (2005 - $7,600) to a law firm of which a director of the Company is a partner. The Company paid an aggregate of $10,398 (2005 - $6,000) in consulting fees and expenses to a director and officer of the Company. The Company also paid a $150,000 bonus to a director and officer of the Company.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Significant Accounting Policies

For a detailed summary of the Company's significant accounting policies, the reader is directed to Note 2 of the Notes to the Audited Consolidated Financial Statements, March 31, 2006 and 2005 available on SEDAR www.sedar.com

Principals of Consolidation

The consolidated financial statements and information contained therein include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned subsidiary. The Company's interest in the Sleeper Joint Venture, through which it carries on its principal mineral exploration activities, is accounted for using the proportionate consolidation method.

Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

Reclamation and Environmental Costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company adopted the new standards for accounting for reclamation and environmental obligations as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110. Those standards require that the fair value of the Company's reclamation and environmental obligations be recognized in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Previously, reclamation and environmental obligations were accrued on an un-discounted basis at the time of acquisition of properties or as obligations were incurred in exploration activities. This change in accounting policy was applied retroactively.

Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Financial Instruments

The Company has various financial instruments including cash, deposits, funds held in trust, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

(a) Fair value

The carrying values of cash and term deposits, deposits, accounts payable and accrued liabilities, reclamation and environmental obligations approximate their fair values because of the short-term maturity of these financial instruments.

(b) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(c) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

Outlook

Exploration Expenditures

The gold production industry has consolidated and continues to face the need for reserve replacement, as predicted in previous annual reports. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The New Sleeper Gold LLC (50% X-Cal/50% New Sleeper Gold Corporation) under the direction of New Sleeper as operator of the Joint Venture did not make the break through discovery that shareholders had been anticipating for this project. The NSG LLC had utilized a team to carry out exploration work at Sleeper which resulted in a large volume of new data which can be used to target future work.

The Company has successfully acquired the 50% interest that New Sleeper Gold Corporation held in the NSG LLC joint venture. The Company is solely responsible for continued exploration of the property and has assembled what it feels to be an experienced team of professionals to carry on current exploration programs as recommended in the NI-43-101 Technical Report (March 2006). The Company has currently budgeted $1.3 million to begin implementation of its exploration program. The Company will seek to raise additional financing to fund the recommendations in the Technical Report (March 2006) as next phase exploration program.

The Mill Creek Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies. During the period the Company announced that it had entered into an option agreement with Placer Dome U.S. Inc., which gave Placer a short-fused option to purchase the Company's Mill Creek Gold property for a non-refundable signing fee of US $50,000. The option was not exercised.

As part of forward planning for the Mill Creek Property, X-Cal has begun an application for a Plan of Operations type of permit, which will allow for comprehensive drill testing at Mill Creek in 2006. If the Plan of Operations Permit application is successful, it could facilitate continued exploration during 2006.

A detailed Reese River agreement with the Company and Placer Dome has been completed. The work program for the project will be agreed upon based on recommendations of a technical team composed of both Placer Dome and the Company's personnel. The Company has committed to fund a minimum of US $200,000 of drilling work prior to December 31, 2006. As of the date of this report the work program is being planned for this property.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

Risks and Uncertainties

Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Risk associated with mineral tenure rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Uninsured Risks

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise there could result increasing costs and a decline in the value of the Company's securities.

Competition

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors, and technical advisors.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a large number of consultants and others for operating expertise. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Requirement for Further Financing

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of calendar year 2006. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding share data as at June 30, 2006

The Company has unlimited share capital of common shares of no par value. Of this, the Company has 120,135,255 shares outstanding or 128,750,255 shares on a fully diluted basis. Summary of shares issued during the period:

Date	Type	No. of shares	Deemed or Issue Price per share	Gross Proceeds to Company
March 31, 2006	Opening balance	76,135,255		
May 16, 2006	Property Acquisition	10,000,000	$0.32	$3,200,000(1)
May 16, 2006	Private Placement	23,517,001	$0.28	$6,584,760
May 18, 2006	Private Placement	10,482,999	$0.28	$2,935,240
June 30, 2006	**Total end of period**	**120,135,255**		

(1) deemed value, no cash received by the Company.

The Company granted an additional 2,600,00 incentive stock options during the period. There are 8,615,000 stock options currently outstanding under the Company's incentive stock option plan(s) with exercise prices ranging from $0.33 - $0.80 with expiry dates ranging to May 31, 2011.

The Company has no existing warrants outstanding.

If the Company were to issue all 8,615,000 issuable upon exercise of all incentive stock options outstanding, it would raise approximately $3,630,000.

Items Subsequent to Year-End

The Company granted an additional 20,000 incentive stock options increasing its options outstanding to 8,635,000. The option is exercisable at $0.35 per share and will expire July 28, 2009.

In the opinion of management, there are no material items since the end of the fiscal year that require further discussion in the MD&A than otherwise disclosed herein.